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                          February 23, 2024

       David M. Urso
       President & Chief Executive Officer
       MEI Pharma, Inc.
       11455 El Camino Real Suite 250
       San Diego, California 92130

                                                        Re: MEI Pharma, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 20,
2024
                                                            File No. 333-277201

       Dear David M. Urso:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Justin W. Chairman,
Esq.